EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders, or the Meeting, of China Finance Online Co. Limited, or the Company, will be held on June 27, 2014 at 10:00 a.m., Beijing time, at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China, for the following purposes:

1.	To re-elect Rongquan Leng as a Director;

2.	To re-elect Jun Wang as a Director;

3.
To approve the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2015 and to authorize the board of directors to determine their remuneration;

4.
To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2013 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from May 6, 2014, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from May 6, 2014, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from May 30, 2014, or through the website of SEC, at www.sec.gov, starting from May 30, 2014;

5.
To consider and approve the Company’s 2014 Stock Incentive Plan (“2014 Plan”) and authorize our board of directors to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the 2014 Plan including without limitation:

(a)    administering the 2014 Plan and granting options under the 2014 Plan;

(b)    modifying and/or amending the rules of the 2014 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2014 Plan relating to modification and/or amendment; and

(c)    issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the 2014 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders;

6.
To consider and approve the amendment to the Company’s 2007 Equity Incentive Plan (“Amended 2007 Plan”) and authorize the directors of the Company to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect of the Amended 2007 Plan including without limitation:

(a)    administering the Amended 2007 Plan and granting options under the Amended 2007  Plan;

(b)    modifying and/or amending the rules of the Amended 2007 Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Amended 2007 Plan relating to modification and/or amendment; and

(c)    issuing and allotting from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Amended 2007 Plan upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders; and

7.
To authorize our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2013, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov.
Holders of record of American Depositary Shares, or ADSs, representing our ordinary shares at the close of business on May 27, 2014 (New York City time) and holders of our ordinary shares are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

By Order of the Board of Directors
/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors
Beijing, China

Date: May 30, 2014

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YOUR VOTE IS IMPORTANT

IF YOU ARE A HOLDER OF OUR SHARES, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY TO THE COMPANY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE AND IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME SET FOR THE AGM. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADSs, THE DEPOSITARY HAS SET JUNE 24, 2014 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

9th Floor of Tower C, Corporate Square, No. 35 Financial Street,
Xicheng District, Beijing, 100033, China

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 27, 2014 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about May 30, 2014.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2013, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the website of the U.S. Securities and Exchange Commission, or the SEC, at www.sec.gov.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our Chairman and chief executive officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Holders of ADSs representing our ordinary shares at the close of business on May 27, 2014 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of May 27, 2014, 111,169,633 of our ordinary shares, par value HK$0.001 (US$0.00013) per share, were issued and outstanding, of which 102,821,005 ordinary shares were represented by 20,564,201 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

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Voting and Solicitation

Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder or shareholders present in person or by proxy demands in accordance with the Company’s articles of association that a poll be taken.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3, 4, 5, 6 and 7 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of American depositary receipts, or ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of May 27, 2014 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before 12:00 p.m., June 24, 2014 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 27, 2014, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

To the extent such instructions are not received by JPMorgan Chase Bank, N.A. as depositary of ADSs from any holder of ADRs on or before 12:00 p.m., June 24, 2014 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Zhiwei Zhao, our Chairman and CEO, as the person designated by the Company to receive voting proxies, with full power of substitution, and to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner such person deems fit.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 111,145,633  ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	31,009,983	27.90%
Kheng Nam Lee	*	*
Neo Chee Beng	*	*
Rongquan Leng	*	*
Jun (Jeff) Wang	*	*
All current directors and executive officers as of December 31, 2013 as a group (5 persons)	32,479,983	29.27%

5% Shareholder
Zhiwei Zhao(1)	31,009,983	27.90%
IDG Technology Venture Investment, LP (2)	6,723,115	6.05%
IDG Technology Venture Investment, Inc. (3)	4,670,505	4.20%
Jianping Lu (4)	7,156,121	6.44%
Ling Zhang (5)	8,746,370	7.87%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2013, would beneficially own less than 1% of our ordinary shares.

(1)
Mr. Zhiwei Zhao is considered the beneficial owner of 31,009,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company's employees pursuant to the Company's 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc.  as of December 31, 2013 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2013 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 2,350,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2013.

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(2)
Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2012, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)
Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2012 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)
Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)
Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

PROPOSALS 1 AND 2

RE-ELECTION OF DIRECTORS

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our four directors having served the longest are required to stand for re-election at the 2014 annual general meeting.

Our board of directors, at the recommendation of our nominations committee, has nominated Rongquan Leng and Jun Wang for re-election at the 2014 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. Our board of directors has no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

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The names of the directors, their ages as of May 30, 2014 and their principal positions with the Company are as follows:

Name	Age	Position

Directors Standing for Re-Election

Rongquan Leng(1)(2)(3)	65	Director
Jun Wang	43	Director and CFO

Continuing Directors Not Standing for Re-Election by Rotation

Zhiwei Zhao	50	Chairman of the board of directors and CEO
Kheng Nam Lee(1)	66	Director
Neo Chee Beng(1)(2)(3)	53	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominations committee.

A brief biography of each director nominated for election at the Annual General Meeting is set forth below:

Rongquan Leng has served as our director since April 2012. Mr. Leng is the Vice Chairman of China Institute of Communications. Mr. Leng served as Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited (“China Telecom”)( NYSE:CHA HKEx:728), Deputy General Manager and Chief Engineer of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Deputy Chief Engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), Chief Engineer of the Beijing Long-Distance Telephone Office, Vice Chairman of the  Internet Society of China and Deputy Director of Post and Telecommunications Technology Committee of Ministry of Information Industry. Mr. Leng is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a Master’s Degree in engineering science. Mr. Leng has more than 30 years of operational management experience in the telecommunications industry in China.

Jun Wang has served as our Chief Financial Officer since August 15, 2006, and joined our company as Vice President of Finance in May 2006. He was appointed to serve as a member of our Board in May 2012. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

Directors are to be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES.

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A brief biography of each continuing director is set forth below:

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our board of directors as of April 2012 and continues to serve as our Chief Executive Officer. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, Mr. Zhao served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.

Kheng Nam Lee has served as our director since May 2004. Mr. Lee is presently a Venture Partner of GGV Capital. He also serves as Chairman of Advantec Pte Ltd, an investment holding company. In addition, Mr. Lee is the non-executive Chairman of Vertex Management (II) Pte Ltd and Vertex Venture Holdings Ltd (“VVH”), both of which are wholly-owned subsidiaries of Temasek Holdings (Private) Limited, engaged in the venture capital direct investment and fund management business. For more than 23 years, Mr. Lee has been in leading positions in several capital investment companies that invest in many international companies in various industries. Besides the Company, Mr. Lee serves as a director of public companies, Creative Technology Ltd (“Creative”) and BCD Semiconductor Manufacturing Ltd (“BCD”). He is a member of the Audit and Compensation Committees of Creative where he had served as Chairman of the Audit Committee since 1992. Since August 2010, Mr. Lee also sits on the Audit Committee and Compensation Committees of BCD, a company listed on NASDAQ from January 2011. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School. Mr. Lee also received a diploma in Business Administration from the University of Singapore.

Neo Chee Beng has served as our director since January 2012. Mr. Neo is an executive director and the Chief Compliance Officer of Persistent Asset Management Pte Ltd (“Persistent Asset Management”), an exempt fund manager registered with the monetary authority of Singapore. Mr. Neo has been an independent director of LottVision Ltd., a company listed on the Singapore Stock Exchange, and also serves on its audit committee. Mr. Neo was a former Vice President of Investments at Vertex Management II Pte Ltd (“Vertex Management II”), an affiliate of Temasek Holdings Pte Ltd, where he headed its Beijing office from year 2000 to early 2005. Mr. Neo was the finance manager of Jardine Cycle & Carriage Ltd, which is listed on the Singapore Stock Exchange, where he assisted the general manager of finance. Mr. Neo had years of auditing experience with international audit firms including Moores Rowland and Ernest & Young. He received his education in Singapore from Hwa Chong Junior College and received professional accountancy training. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a member of Singapore Institute of Directors.

Relationships among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Meetings and Committees of the Board of Directors

During 2013, our board of directors met in person or passed resolutions by unanimous written consent nine times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2013, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent four times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Rongquan Leng and Neo Chee Beng are currently the members of the audit committee. Messrs. Rongquan Leng and Neo Chee Beng are currently the members of the compensation committee. Messrs. Rongquan Leng and Neo Chee Beng are currently the members of the nominations committee.

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Independent Directors

We have determined that a majority of our directors, Messrs. Kheng Nam Lee, Rongquan Leng and Neo Chee Beng, are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).

Compensation of Directors

In 2013, we paid aggregate cash compensation of approximately $479,000 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers the right to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance-based 2007 Equity Incentive Plan, respectively. In 2008, we granted to selected directors and officers the right to acquire 450,000 ordinary shares under the 2004 Stock Incentive Plan. In 2010, we granted to selected directors and officers the right to acquire 1,650,000 ordinary shares under the 2004 Stock Incentive Plan. In 2013, we granted to selected directors and officers the right to acquire 4,700,000 ordinary shares under the 2004 Stock Incentive Plan. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our Chief Executive Officer and Chief Financial Officer. Pursuant to the change in control agreements, if either the Chief Executive Officer or Chief Financial Officer is terminated without cause or resigns for good reason after a change-of-control of the Company has occurred, he is entitled to receive severance benefits from the Company.

PROPOSAL 3

APPROVAL OF INDEPENDENT AUDITORS

Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Grant Thornton China as our independent auditors for the term beginning on the date of the annual general meeting, June 27, 2014, and continuing until the next annual general meeting to be held in 2015.

In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, subject to approval of our shareholders where necessary, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 3.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THE APPOINTMENT OF GRANT THORNTON CHINA AS OUR INDEPENDENT AUDITORS FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2015 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

PROPOSAL 4

APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013 AND REPORTS OF THE DIRECTORS AND THE AUDITORS

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In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2012 together with the Reports of the Directors and the Auditors thereon.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2012, together with the Report of Auditors thereon as required by Hong Kong law, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov, starting from May 6, 2014. The Reports of the Directors can also be accessed through these websites starting from May 30, 2014.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013 TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON.

PROPOSAL 5

APPROVAL OF THE 2014 STOCK INCENTIVE PLAN

On May 27, 2014, the Board approved the China Finance Online 2014 Equity Incentive Plan (the “2014 Plan”). The Board adopted the 2014 Plan because it believes that the Company should provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons of the Group in order to promote the success of the Corporation and to increase shareholder value. The 2014 Plan will not become effective unless it is approved by the Company’s shareholders.

If the 2014 Plan is approved by the shareholders, the 2014 Plan will become effective on July 1, 2014.

The material terms of the 2014 Plan include the following:

•
the types of awards that may be granted are stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents and other similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Plan Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof, and any similar securities with a value derived from the value of or related to the ordinary shares of the Company and such other securities or property as may become the subject of awards under the 2014 Plan (the “Plan Shares”) and/or returns thereon;

•
the maximum number of ordinary shares that may be delivered under the 2014 Plan during calendar year 2014 is 5,000,000 ordinary shares; provided that, as of January 1 of each calendar year thereafter during the term of the 2014 Plan, the maximum number of ordinary shares that may be delivered under the 2014 Plan shall be increased by 3,000,000 Ordinary Shares;

•
Plan Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2014 Plan shall again be available for subsequent awards under the 2014 Plan;

•
Plan Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under the 2014 Plan, as well as any ordinary shares exchanged by a participant or withheld by the Group to satisfy the tax withholding obligations related to any award under the 2014 Plan, shall be available for subsequent awards under the 2014 Plan;

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•
upon or in contemplation of any reclassification, recapitalization, stock split, reverse stock split, merger, combination, consolidation, spin-off, split-up or similar extraordinary dividend distribution in respect of the Plan Shares (whether in the form of securities or property), any exchange of Plan Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Plan Shares; or a sale of all or substantially all the business or assets of the Company as an entirety,  the Administrator shall make proportionate adjustments to (1) the number and type of Plan Shares (or other securities) that thereafter may be made the subject of the awards (including the Share Limit), (2) the number, amount and type of Plan Shares (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any stock appreciation right or similar right) of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or (5) the performance standards applicable to any outstanding awards; or make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon the distribution or consideration payable to holders of the Plan Shares upon or in respect of such event;

•	shareholder approval is required for any amendments to the 2014 Plan; and

•	the 2014 Plan will terminate in 2024 unless it is extended or terminated earlier pursuant to its terms.

SUMMARY OF THE 2014 PLAN

General

A copy of the 2014 Plan is attached to this Proxy Statement as Appendix A. The following description of the 2014 Plan is a summary and so is qualified by reference to the complete text of the 2014 Plan.

The purpose of the 2014 Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons of the Group. Stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents and other similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Plan Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof, or any similar securities with a value derived from the value of or related to the Plan Shares and/or returns thereon may be granted under the 2014 Plan.

Administration

The 2014 Plan may be administered by the Board or one or more committees appointed by the Board or another committee (within its delegated authority) in accordance with the terms of the 2014 Plan (as applicable, the “Administrator”).

Eligibility

Awards may be granted under the 2014 Plan to: (a) an officer (whether or not a director) or employee of the Group; (b) a director of any member of the Group; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation in a capital-raising transaction or as a market maker or promoter of the Corporation’s securities) to the Corporation and who is selected to participate in the 2014 Plan by the Administrator.  Notwithstanding the foregoing, a person who is otherwise an eligible person under clause (c) above may participate in the 2014 Plan only if such participation would not compromise the Corporation’s ability to rely on Rule 701 to exempt from registration under the Securities Act of 1933, as amended (the “SECURITIES ACT”), or use Form S-8 to register under the Securities Act, the offering and sale of securities issuable under the 2014 Plan by the Company or the Company’s compliance with any other applicable laws.  An eligible person who has been granted an award may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.

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Terms and Conditions of Stock Awards

Stock awards may be stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents and other similar rights to purchase or acquire shares, and any similar securities with a value derived from the value of or related to the Plan Shares and/or returns thereon. The maximum term of a stock option is ten years.

Each award shall be evidenced by a written award agreement in the form approved by the Administrator and executed on behalf of the Company and, if required by the Administrator, executed by the recipient of the award.  The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company.  The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of the 2014 Plan.

Nontransferability

All awards granted under the 2014 Plan are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, provided that, the Administrator may permit awards to be exercised by and paid to certain persons or entities related to the participant, including but not limited to members of the participant’s immediate family, trusts or other entities controlled by or whose beneficiaries or beneficial owners are the participant and/or members of the participant’s immediate family, pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may establish.

Deferral of Award Benefits

The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under the 2014 Plan.  The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Adjustments

Upon or in contemplation of:  any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split (“stock split”); any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Plan Shares (whether in the form of securities or property); any exchange of Plan Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Plan Shares; or a sale of all or substantially all the business or assets of the Company as an entirety; then the Administrator shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances: proportionately adjust any or all of (1) the number and type of Plan Shares (or other securities) that thereafter may be made the subject of awards (including the Share Limit), (2) the number, amount and type of Plan Shares (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any stock appreciation right or similar right) of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or (5) (subject to Section 7.7 of the 2014 Plan) the performance standards applicable to any outstanding awards, or make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon the distribution or consideration payable to holders of the Plan Shares upon or in respect of such event.

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Amendment and Termination of the 2014 Plan

The Board may, at any time, terminate or, from time to time, amend, modify or suspend the 2014 Plan, in whole or in part.  No awards may be granted during any period that the Board suspends the 2014 Plan. To the extent then required by applicable law or any applicable listing agency, or deemed necessary or advisable by the Board, any amendment to the 2014 Plan shall be subject to shareholder approval. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date.

New Plan Benefits

Because benefits under the 2014 Plan will depend on the Administrator’s actions and the fair market value of our ordinary shares at various future dates, it is not possible to determine the benefits that will be received by employees and other eligible persons if the 2014 Plan is approved by the shareholders. No awards have been granted or promised to be granted under the 2014 Plan to any individual as of the date of this Proxy Statement.

U.S. ACCOUNTING TREATMENT

The Company will recognize compensation expense in connection with awards granted under the 2014 Plan as required under applicable accounting standards, including under Statement of Financial Accounting Standards No. 123(R). The Company currently amortizes compensation expense associated with equity awards over an award’s requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.

Our board of directors recommends our shareholders to approve this proposal 5.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 5.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE 2014 Stock Incentive Plan.

PROPOSAL 6

APPROVAL OF AMENDMENT TO 2007 EQUITY INCENTIVE PLAN

On May 27, 2014, the Board approved the amendment (the “Amendment”) to the Company’s 2007 Stock Incentive Plan (the “2007 Plan”) pursuant to which the maximum number of ordinary shares for which awards may be granted under the 2007 Plan was increased from “10,558,493” to “11,658,048”. The Board adopted the Amendment because it desires to grant more ordinary shares pursuant to the 2007 Plan and to incentivize the Company’s management team by providing them an opportunity to participate in the growth in value of equity of the Company by owning equity of the Company and thereby enhance shareholder value of the Company. A copy of the Amendment is attached to this Proxy Statement as Appendix B.

Pursuant to Section 14 of the 2007 Plan, the Administrator may amend the 2007 Plan provided that any increase in the maximum number of “Ordinary Shares” for which “Awards” may be granted under the 2007 Plan must be approved by the shareholders of the Company.

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If the Amendment is approved by the shareholders, the Amendment will become effective on July 1, 2014.

Our board of directors recommends our shareholders to approve this proposal 6.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 6.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE 2007 STOCK INCENTIVE PLAN.

PROPOSAL 7

AUTHORIZATION TO BOARD TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to Article 9 of our Amended and Restated Articles of Association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.

If this proposal 7 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 7 will permit the board of directors, among other things, to raise additional capital for the Company up to the amount of the authorized but unissued share capital of the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.

Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of the Company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in the Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 7 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

Our board of directors recommends our shareholders to approve this proposal 7.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 7.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE DISCRETIONARY EXERCISE BY THE BOARD OF POWER TO ISSUE SHARES.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

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By Order of the Board of Directors,
/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors
Date: May 30, 2014

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APPENDIX A:

CHINA FINANCE ONLINE CO. LTD.
2014 STOCK INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of the China Finance Online Co. Ltd. 2014 Stock Incentive Plan (this “PLAN”) is to promote the success of the Corporation and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons of the Group.  As used herein, “CORPORATION” means China Finance Online Co. Ltd., a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; “SUBSIDIARY” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation, or in which the Corporation has a variable interest; “GROUP” means the Corporation and its Subsidiaries, collectively; and “BOARD” means the Board of Directors of the Corporation.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons.  An “ELIGIBLE PERSON” is any person who is either:  (a) an officer (whether or not a director) or employee of the Group; (b) a director of any member of the Group; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation in a capital-raising transaction or as a market maker or promoter of the Corporation’s securities) to the Corporation and who is selected to participate in this Plan by the Administrator.  Notwithstanding the foregoing, a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not compromise the Corporation’s ability to rely on Rule 701 to exempt from registration under the Securities Act of 1933, as amended (the “SECURITIES ACT”), or use Form S-8 to register under the Securities Act, the offering and sale of securities issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws.  An Eligible Person who has been granted an award (a “PARTICIPANT”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.

3.	PLAN ADMINISTRATION

3.1           THE ADMINISTRATOR.  This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator.  The “ADMINISTRATOR” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan.  Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law.  A committee may delegate some or all of its authority to another committee so constituted.  Unless otherwise provided in the Memorandum and Articles of Association of the Corporation or the applicable charter of any Administrator:  (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2           POWERS OF THE ADMINISTRATOR.  Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)           determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)           grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such Eligible Persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c)           approve the forms of award agreements (which need not be identical either as to type of award or among Participants);

(d)           construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation and Participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)           cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)            accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g)           adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (by amendment, cancellation and regrant, exchange or other means) of the per share exercise or base price of any option or stock appreciation right to a price that is less than the fair market value of a share (as adjusted pursuant to Section 7) on the date of the grant of the initial award;

(h)           determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)            determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j)            acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration; and

(k)           determine the fair market value of the shares or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3           BINDING DETERMINATIONS.  Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.  Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefore to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4           RELIANCE ON EXPERTS.  In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation.  No director, officer or agent of any member of the Group shall be liable for any such action or determination taken or made or omitted in good faith.

3.5           DELEGATION.  The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of any member of the Group or to third parties.

4.	ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1           SHARES AVAILABLE.  Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued ordinary shares (“ORDINARY SHARES”).  For purposes of this Plan, “PLAN SHARES” shall mean the Ordinary Shares of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2           SHARE LIMITS.  The maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan during calendar year 2014 is equal to 5,000,000 Ordinary Shares; provided, that, as of January 1 of each calendar year thereafter during the term of this Plan, the maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan shall be increased by 3,000,000 Ordinary Shares (as applicable, the “SHARE LIMIT”).  Subject to the applicable Share Limit in effect at the time, there shall be no limit on the aggregate or annual number of Ordinary Shares that may be delivered pursuant to any particular type of award or that may be granted to a particular Eligible Person under this Plan. The Share Limit is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3           AWARDS SETTLED IN CASH, REISSUE OF AWARDS AND SHARES.  To the extent that an award is settled in cash or a form other than Plan Shares, the Plan Shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Ordinary Shares available for issuance under this Plan.  In the event that Plan Shares are delivered in respect of a dividend equivalent, stock appreciation right, or other award, only the actual number of Plan Shares delivered with respect to the award shall be counted against the Share Limit of this Plan.  Plan Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan.  Plan Shares that are exchanged by a Participant or withheld by the Corporation as full or partial payment in connection with any award under this Plan, as well as any Plan Shares exchanged by a Participant or withheld by the Group to satisfy the tax withholding obligations related to any award under this Plan, shall be available for subsequent awards under this Plan.  Refer to Section 8.10 for application of the Share Limit with respect to assumed awards.

4.4           RESERVATION OF SHARES; NO FRACTIONAL SHARES; MINIMUM ISSUE.  The Corporation shall at all times reserve a number of Ordinary Shares sufficient to cover the Corporation’s obligations and contingent obligations to deliver Plan Shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash).  No fractional Plan Shares shall be delivered under this Plan.  The Administrator may pay cash in lieu of any fractional Plan Shares in settlements of awards under this Plan.  No fewer than 1,000 Ordinary Shares may be purchased on exercise of any award (or, in the case of stock appreciation or purchase rights, no fewer than 1,000 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1           TYPE AND FORM OF AWARDS.  The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person.  Awards may be granted singly, in combination or in tandem.  Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Group.  The types of awards that may be granted under this Plan are:

5.1.1           STOCK OPTIONS.  A stock option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator.  The maximum term of each option shall be ten (10) years.  When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2           STOCK APPRECIATION RIGHTS.  A stock appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the stock appreciation right is exercised over the fair market value of a Plan Share on the date the stock appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except as follows:  (a) in the case of a stock appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was granted; and (b) in any other circumstances, a stock appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant, provided that any shares delivered in respect of such award shall be charged against the Share Limit.  The maximum term of a stock appreciation right shall be ten (10) years.  The Administrator may grant limited stock appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the stock appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.

5.1.3           OTHER AWARDS.  The other types of awards that may be granted under this Plan include:  (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Plan Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Plan Shares and/or returns thereon.

5.2           AWARD AGREEMENTS.  Each award shall be evidenced by a written award agreement in the form approved by the Administrator and executed on behalf of the Corporation and, if required by the Administrator, executed by the recipient of the award.  The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation.  The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3           DEFERRALS AND SETTLEMENTS.  Payment of awards may be in the form of cash, Plan Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose.  The Administrator may also require or permit Participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan.  The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4           CONSIDERATION FOR PLAN SHARES OR AWARDS.  The purchase price for any award granted under this Plan or the Plan Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

-	services rendered by the recipient of such award;

-	cash, check payable to the order of the Corporation, or electronic funds transfer;

-	notice and third party payment in such manner as may be authorized by the Administrator;

-	the delivery of previously owned Plan Shares;

-	by a reduction in the number of Plan Shares otherwise deliverable pursuant to the award; or

-
subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law.  In the event that the Administrator allows a Participant to exercise an award by delivering Plan Shares previously owned by such Participant and unless otherwise expressly provided by the Administrator, any shares delivered which were initially acquired by the Participant from the Corporation (upon exercise of a stock option or otherwise) must have been owned by the Participant at least six months as of the date of delivery.  Plan Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise.  The Corporation will not be obligated to deliver any Plan Shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied.  Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a Participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.5           DEFINITION OF FAIR MARKET VALUE.  For purposes of this Plan, “fair market value” shall mean, as of any date, the last sales price for the Plan Shares or the average of trading prices for Plan Shares on the applicable date, as specified by the Administrator: (i) as reported on the principal national securities exchange on which it is then traded or The Nasdaq Stock Market LLC or (ii) if not traded on any such national securities exchange or The Nasdaq Stock Market LLC as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority.  If the Plan Shares are not readily tradable on a national securities exchange, The Nasdaq Stock Market LLC or any automated quotation system sponsored by the Financial Industry Regulatory Authority, “fair market value” shall be set in good faith by the Administrator.  The Administrator may, however, provide with respect to one or more awards (1) if the last price for the date in question is not yet known as of the time of the determination, that the fair market value shall equal the last price of a share of Plan Share as of the immediately preceding trading day, or (2) that the fair market value shall equal the average of the high and low sales prices for a Plan Share for the date in question or the most recent trading day.  The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6           TRANSFER RESTRICTIONS.

5.6.1        LIMITATIONS ON EXERCISE AND TRANSFER.  Unless otherwise expressly provided in (or pursuant to) this Section 5.6, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the Participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the Participant.

5.6.2        EXCEPTIONS.  The Administrator may permit awards to be exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s immediate family, trusts or other entities controlled by or whose beneficiaries or beneficial owners are the Participant and/or members of the Participant’s immediate family, pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may establish.  Consistent with Section 8.1, any permitted transfer shall be subject to the condition that the Administrator receive evidence satisfactory to it that the transfer (a) is being made for essentially donative, estate and/or tax planning purposes on a gratuitous or donative basis and without consideration (other than nominal consideration or in exchange for an interest in a qualified transferee), and (b) will not compromise the Corporation’s ability to rely on Rule 701, or register Plan Shares issuable under this Plan on Form S-8, under the Securities Act.  Notwithstanding the foregoing or anything in Section 5.6.3, restricted stock awards shall be subject to any and all additional transfer restrictions under the United States Internal Revenue Code of 1986, as amended (the “CODE”) to the extent necessary to maintain the intended tax consequences of such awards.

5.6.3        FURTHER EXCEPTIONS TO LIMITS ON TRANSFER.  The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)           transfers to the Corporation,

(b)           the designation of a beneficiary to receive benefits in the event of the Participant’s death or, if the Participant has died, transfers to or exercise by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)           transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)           if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by his or her legal representative, or

(e)           the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.7           INTERNATIONAL AWARDS.  One or more awards may be granted to Eligible Persons who provide services to the Group outside of the United States.  If necessary, awards granted to such Eligible Persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

6.	EFFECT OF TERMINATION OF SERVICE ON AWARDS

6.1           GENERAL.  The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award.  Notwithstanding the foregoing, unless the Board expressly otherwise provides, if the Participant is not an employee of any member of the Group and provides other services to the Group, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the Participant continues to render services to the Group and the date, if any, upon which such services shall be deemed to have terminated.  Unless the Board otherwise expressly provides, (1) to the extent an outstanding option granted under this Plan has not become vested and exercisable on the date the Participant’s employment by or service to the Group terminates, the option to the extent unvested and unexercisable shall terminate, and (2) any shares subject to a restricted stock award that remain subject to restrictions at the time the Participant’s employment by or service to the Group terminates shall not vest and the Corporation shall have the right to reacquire any such unvested shares subject to such award in such manner and on such terms as the Administrator provides, which terms shall include return or repayment of the lower of the Fair Market Value or the original purchase price of the restricted shares, without interest, to the Participant to the extent not prohibited by law.

6.2           EVENTS NOT DEEMED TERMINATIONS OF SERVICE.  Unless Group policy or the Administrator otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Group or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 90 days.  In the case of any employee of any member of the Group on an approved leave of absence, continued vesting of the award while on leave from the employ of such member of the Group may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires.  In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.3           EFFECT OF CHANGE OF SUBSIDIARY STATUS.  For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another member of the Group after giving effect to the Subsidiary’s change in status.

7.	ADJUSTMENTS; ACCELERATION

7.1           ADJUSTMENTS.  Upon or in contemplation of:  any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split (“stock split”); any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Plan Shares (whether in the form of securities or property); any exchange of Plan Shares or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Plan Shares; or a sale of all or substantially all the business or assets of the Corporation as an entirety; then the Administrator shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

7.1.1        proportionately adjust any or all of (1) the number and type of Plan Shares (or other securities) that thereafter may be made the subject of awards (including the Share Limit), (2) the number, amount and type of Plan Shares (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any stock appreciation right or similar right) of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or (5) (subject to Section 7.7) the performance standards applicable to any outstanding awards, or

7.1.2        make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon the distribution or consideration payable to holders of the Plan Shares upon or in respect of such event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, stock appreciation rights or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of such events, the Administrator may take such action prior to such event to the extent that the Administrator deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to shareholders generally.  In the case of any stock split or reverse stock split, if no action is taken by the Administrator, the proportionate adjustments contemplated by clause (a) above shall nevertheless be made.

7.2           AUTOMATIC ACCELERATION OF AWARDS.  Upon a dissolution of the Corporation or other event described in Section 7.1 that the Corporation does not survive (or does not survive as a public company in respect of its Ordinary Shares), then each then outstanding option and stock appreciation right shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; provided that such acceleration provision shall not apply, unless otherwise expressly provided by the Administrator, with respect to any award to the extent that the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award, or the award would otherwise continue in accordance with its terms, in the circumstances.

7.3           POSSIBLE ACCELERATION OF AWARDS.  Without limiting Section 7.2, in the event of a Change in Control Event (as defined below), the Administrator may, in its discretion, provide that any outstanding option or stock appreciation right shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other award granted under this Plan that is then outstanding shall be payable to the holder of such award.  The Administrator may take such action with respect to all awards then outstanding or only with respect to certain specific awards identified by the Administrator in the circumstances.  For purposes of this Plan, “CHANGE IN CONTROL EVENT” means any of the following:

(a)           The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “PERSON”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then-outstanding Ordinary Shares of the Corporation (the “OUTSTANDING ORDINARY SHARES”) or (2) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the “OUTSTANDING VOTING SECURITIES”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control Event; (A) any acquisition directly from the Corporation, (B) any acquisition by the Corporation, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any affiliate of the Corporation or a successor, or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (c)(1), (2) and (3) below;

(b)           Individuals who, as of the Effective Date, constitute the Board (the “INCUMBENT BOARD”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Corporation’s shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)           Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its Subsidiaries (each, a “BUSINESS COMBINATION”), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Ordinary Shares and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding ordinary shares and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “PARENT”)) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Ordinary Shares and the Outstanding Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Corporation or such entity resulting from such Business Combination or Parent) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding ordinary shares of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 20% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Parent were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)           Approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation other than in the context of a transaction that does not constitute a Change in Control Event under clause (c) above.

7.4           EARLY TERMINATION OF AWARDS.  Any award that has been accelerated as required or contemplated by Section 7.2 or 7.3 (or would have been so accelerated but for Section 7.5, 7.6 or 7.7) shall terminate upon the related event referred to in Section 7.2 or 7.3, as applicable, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of such award and provided that, in the case of options and stock appreciation rights that will not survive, be substituted for, assumed, exchanged, or otherwise continued or settled in the transaction, the holder of such award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding options and stock appreciation rights in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of accelerated vesting and the impending termination be required and any acceleration may be made contingent upon the actual occurrence of the event).

7.5           OTHER ACCELERATION RULES.  Any acceleration of awards pursuant to this Section 7 shall comply with applicable legal requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur a limited period of time not greater than 30 days before the event.  Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an award if an event giving rise to an acceleration does not occur.  The Administrator may override the provisions of Section 7.2, 7.3, 7.4 and/or 7.6 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve.

7.6           POSSIBLE RESCISSION OF ACCELERATION.  If the vesting of an award has been accelerated expressly in anticipation of an event or upon shareholder approval of an event and the Administrator later determines that the event will not occur, the Administrator may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested awards.

7.7           GOLDEN PARACHUTE LIMITATION.  Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall an award be accelerated under this Plan to an extent or in a manner which would not be fully deductible by the Group for federal income tax purposes because of Section 280G of the Code, nor shall any payment hereunder be accelerated to the extent any portion of such accelerated payment would not be deductible by the Group because of Section 280G of the Code.  For the avoidance of doubt, to the extent that any payment or benefit contemplated herein or in an award agreement, either alone or with other payments or benefits payable to a Participant, are considered to be “excess parachute payments” for purposes of Section 280G of the Code, the Participant shall forfeit the right to receive such payment or benefit.  If a Participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then the Participant may by written notice to the Corporation designate the order in which such parachute payments will be reduced or modified so that the Group is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code.  Notwithstanding the foregoing, an employment or other agreement with the Participant may expressly provide for benefits in excess of amounts determined by applying the foregoing Section 280G limitations.

8.	OTHER PROVISIONS

8.1           COMPLIANCE WITH LAWS.  This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Plan Shares, the acceptance of promissory notes and/or the payment of money under this Plan or under awards are subject to compliance with all applicable national, federal and state laws, rules and regulations (including but not limited to state and federal securities law, federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Group, be necessary or advisable in connection therewith.  The person acquiring any securities under this Plan will, if requested by the Corporation, provide such assurances and representations to the Corporation as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2           EMPLOYMENT STATUS.  No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3           NO EMPLOYMENT/SERVICE CONTRACT.  Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other Participant any right to continue in the employ or other service of any member of the Group, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of such member of the Group to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause.  Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4           PLAN NOT FUNDED.  Awards payable under this Plan shall be payable in Plan Shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards.  No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Plan Shares, except as expressly otherwise provided) of any member of the Group by reason of any award hereunder.  Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between any member of the Group and any Participant, beneficiary or other person.  To the extent that a Participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Group.

8.5           TAX WITHHOLDING.  Upon any exercise, vesting, or payment of any award, the Group shall have the right at its option to:

(a)           require the Participant (or the Participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Group may be required to withhold with respect to such award event or payment; or

(b)           deduct from any amount otherwise payable in cash to the Participant (or the Participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Group may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of Plan Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) grant (either at the time of the award or thereafter) to the Participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Corporation reduce the number of Plan Shares to be delivered by (or otherwise reacquire) the appropriate number of Plan Shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment.  In no event shall the Plan Shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.  The Corporation may, with the Administrator’s approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

8.6           EFFECTIVE DATE, TERMINATION AND SUSPENSION, AMENDMENTS.

8.6.1         EFFECTIVE DATE.  This Plan is effective as of ______ __. 2014, the date of its approval by the Board (the “EFFECTIVE DATE”).  This Plan shall be submitted for and subject to shareholder approval, and any awards granted prior to receipt of such shareholder approval shall also be subject to shareholder approval.  Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date.  After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2         BOARD AUTHORIZATION.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part.  No awards may be granted during any period that the Board suspends this Plan.

8.6.3         SHAREHOLDER APPROVAL.  To the extent then required by applicable law or any applicable listing agency, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.

8.6.4         AMENDMENTS TO AWARDS.  Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to Participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a Participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.  Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.6.5         LIMITATIONS ON AMENDMENTS TO PLAN AND AWARDS.  No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of the Participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change.  Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7           PRIVILEGES OF SHARE OWNERSHIP.  Except as otherwise expressly authorized by the Administrator or this Plan, a Participant shall not be entitled to any privilege of share ownership as to any Plan Shares not actually delivered to and held of record by the Participant.  No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8           GOVERNING LAW; CONSTRUCTION; SEVERABILITY.

8.8.1        CHOICE OF LAW.  This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the Hong Kong Special Administrative Region, People’s Republic of China.

8.8.2        SEVERABILITY.  If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9           CAPTIONS.  Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference.  Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10         STOCK-BASED AWARDS IN SUBSTITUTION FOR STOCK OPTIONS OR AWARDS GRANTED BY OTHER CORPORATION.  Awards may be granted to Eligible Persons under this Plan in substitution for or in connection with an assumption of employee stock options, stock appreciation rights, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Group, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Group, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity.  The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Plan Shares in the transaction and any change in the issuer of the security.  Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by any member of the Group in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit under this Plan.

8.11          NON-EXCLUSIVITY OF PLAN.  Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Plan Shares, under any other plan or authority.

8.12          NO CORPORATE ACTION RESTRICTION.  The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Corporation to make or authorize:  (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any subsidiary, (d) any dissolution or liquidation of the Corporation or any subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any subsidiary, or (f) any other corporate act or proceeding by the Corporation or any subsidiary.  No Participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any subsidiary, as a result of any such action.

8.13          OTHER BENEFIT AND COMPENSATION PROGRAMS.  Payments and other benefits received by a Participant under an award made pursuant to this Plan shall not be deemed a part of a Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing.  Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its subsidiaries.

FORM OF STOCK OPTION AGREEMENT
PURSUANT TO THE
CHINA FINANCE ONLINE CO. LTD
2014 STOCK INCENTIVE PLAN

This STOCK OPTION AGREEMENT (this “Agreement”), is entered into as of __________ by and between China Finance Online Co. Limited (the “Corporation”) and XXXX (the “Participant”).

Preliminary Statement

The Administrator of the China Finance Online Co. Ltd. 2014 Stock Incentive Plan (the “Plan”) has authorized this grant of a stock option to purchase ___________ Ordinary Shares at a price per Ordinary Share of ________ (the “Option Price”), to the Participant, as an Eligible Person of the Group, on ___________ __, ____ (the “Grant Date”), subject in all respects to the terms and conditions set forth herein and in the Plan (the “Option”).    Unless otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.  A copy of the Plan has been delivered to the Participant.  By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan and agrees to comply with it, this Agreement and all applicable laws and regulations.

Accordingly, the parties hereto agree as follows:

1.           Grant of Option.  Effective as of the Grant Date and subject to the terms and conditions set forth in the Plan and this Agreement, the Administrator has granted to the Participant, pursuant to the Plan, the Option.

2.           Vesting and Exercise.  Subject to Section 3 of this Agreement and the Plan, the Option shall vest and become exercisable as follows:

Date on Which Installment Vests and Becomes Exercisable	Percentage of Ordinary Shares in Installment
[Insert 1 year anniversary of Grant Date]	[36%]
[Insert last day of the first calendar quarter following the 1 year anniversary of Grant Date and the last day of each of the seven succeeding calendar quarters]	[8%]

To the extent that the Option has become vested and exercisable as provided above, such vested portion of the Option may thereafter be exercised by the Participant, in whole or in part, at any time or from time to time prior to the expiration of the Option as provided herein and in accordance with the methods of exercise provided in Section 5.1.1 of the Plan, including, without limitation, by the filing of any written form of exercise notice as may be required by the Administrator and payment in full of the Option Price multiplied by the number of Ordinary Shares underlying the portion of the Option exercised or such other method permitted by the Administrator consistent with Section 5.4 of the Plan.  Upon expiration of the Option, the Option shall be canceled and no longer exercisable.  There shall be no proportionate or partial vesting in the periods prior to each vesting date and all vesting shall occur only on the appropriate vesting date.

3.           Termination.  The Option terminates on the 10th anniversary of the Grant Date, except in the event of the termination of employment, service or directorship of the Participant as applicable (the “Termination”), or as otherwise provided in the Plan.  The entire Option (including the vested but unexercised portion and unvested portion) will immediately terminate upon a Termination of the Participant, except that (i) if the Termination is because of death, disability or retirement (as determined by the Administrator in its sole discretion), the portion of the Option that is vested and unexercised as of the date of the Termination (the “Vested Portion”) will remain exercisable for ninety (90) days following the Termination, and (ii) if the Termination is voluntary by the Participant (and not related to the Participant’s retirement, as determined by the Administrator in its sole discretion), the Vested Portion will remain exercisable for thirty (30) days after Termination, although in all cases the Option will never be exercisable after the 10th anniversary of the Grant Date.  Upon a Termination by action of the Group, the entire Option (including any Vested Portion and unvested portion) shall terminate immediately.  The Participant will not be deemed to have experienced a Termination until he or she no longer serves as any of (i) an employee of, or consultant to, the Group, or (ii) a member of the Board.  Notwithstanding the foregoing, the vesting and exercisability of the Option may be accelerated pursuant to Sections 7.2, 7.3, 7.4, 7.5 and 7.6 of the Plan.

4.           Restriction on Transfer of Option.  Unless otherwise permitted by the Administrator, the Option is non-transferable, except that, in the event of the Participant’s death, it may be transferred by will or the laws of descent and distribution.  Only the Participant (or the guardian or legal representative of the Participant) may exercise the Option.  In addition, the Option shall not be assigned, negotiated, pledged or hypothecated in any way (except as provided by law or herein), and the Option shall not be subject to execution, attachment or similar process.  Upon any attempt to transfer the Option or in the event of any levy upon the Option by reason of any execution, attachment or similar process contrary to the provisions hereof, such transfer shall be void and of no effect and the Corporation shall have the right to disregard the same on its books and records and to issue “stop transfer” instructions to its transfer agent.

5.           Rights as a Stockholder.  The Participant shall have no rights as a shareholder with respect to the Ordinary Shares covered by the Option unless and until the Participant has become the holder of record of the Ordinary Shares, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any Ordinary Shares, except as otherwise specifically provided for in the Plan.

6.           Provisions of Plan Control.  This Agreement is subject to all of the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Administrator and as may be in effect from time to time.  The Plan is incorporated herein by reference.  If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly.

7.           Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the Option (other than any exercise notice or other documents expressly contemplated herein or in the Plan) and supersedes any prior agreement between the Corporation and the Participant with respect to the Option.

8.           No Obligation to Continue Employment or Service.  This Agreement is not an agreement of employment or service.  This Agreement does not guarantee that the Group will employ or retain the Participant for any specific time period, nor does it modify in any respect the Group’s right to terminate or modify the Participant’s employment or service or compensation.

9.           Notices.  Every notice or other communication relating to this Agreement shall be in writing, and shall be mailed to or delivered to the party for whom it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided, provided that, unless and until some other address be so designated, all notices or communications by the Participant to the Corporation shall be mailed or delivered to the Corporation at 9/F, Tower C, Corporate Square, 35, Financial Street, Xicheng District, Beijing China,100033 and all notices or communications by the Corporation to the Participant may be given to the Participant personally or may be mailed to the Participant at the Participant’s last known address, as reflected in the Corporation’s records.  Any notice so addressed shall be deemed to be given: (i) if delivered by hand, on the date of such delivery; (ii) if mailed by courier or by overnight mail, on the first business day following the date of such mailing; and (iii) if mailed by registered or certified mail, on the third business day after the date of such mailing.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

CHINA FINANCE ONLINE CO. LIMITED

By: ____________________________________
Authorized Officer

_______________________________________
Participant

FORM OF RESTRICTED SHARE AGREEMENT
PURSUANT TO THE
CHINA FINANCE ONLINE CO. LTD
2014 STOCK INCENTIVE PLAN

This RESTRICTED SHARE AGREEMENT (this “Agreement”), is entered into as of ___________ __, ____ by and between China Finance Online Co. Limited (the “Corporation”) and XXXX  (the “Participant”).

Preliminary Statement

The Administrator of the China Finance Online Co. Ltd. 2014 Stock Incentive Plan (the “Plan”) has authorized this grant (the “Award”) of ___________ Ordinary Shares, which shall be subject to the restrictions set forth herein and in the Plan (for the period during which such restrictions are in effect, the Ordinary Shares subject to such restrictions shall be referred to herein as the “Restricted Shares”), to the Participant, as an Eligible Person of the Group, on ___________ __, ____  (the “Grant Date”).  Unless otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.  A copy of the Plan has been delivered to the Participant.  By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan and agrees to comply with it, this Agreement and all applicable laws and regulations.

Accordingly, the parties hereto agree as follows:

10.           Grant of Restricted Shares.  Effective as of the Grant Date and subject to the terms and conditions set forth in the Plan and this Agreement, the Administrator has granted to the Participant, pursuant to the Plan, the Restricted Shares subject to the restrictions set forth in this Agreement and the Plan.  The Restricted Shares shall be evidenced by a book entry account maintained by the Corporation (or its designee) on behalf of the Participant, and such book entry shall be noted appropriately to record the restrictions on the Restricted Shares imposed hereby.  Certificates evidencing the Ordinary Shares shall only be issued to the Participant if and when the applicable restrictions on the Restricted Shares lapse in accordance with the terms of this Agreement and the Plan.

11.           Vesting.  Subject to Section 3 of this Agreement and the Plan, the Award shall vest as follows:

Date on Which Installment of Restricted Shares Vests	Percentage of Restricted Shares in Installment
[Insert 1 year anniversary of Grant Date]	36%
[Insert last day of the first calendar quarter following the 1 year anniversary of Grant Date] and the last day of each of the seven succeeding calendar quarters	8%

There shall be no proportionate or partial vesting in the periods prior to each vesting date and all vesting shall occur only on the appropriate vesting date.

12.           Termination.  The Participant shall forfeit any unvested Restricted Shares in the event of the termination of employment, service or directorship of the Participant as applicable (whether by Termination by action of the Group or otherwise) (the “Termination”).  The Participant will not be deemed to have experienced a Termination until he or she no longer serves as any of (i) an employee of, or consultant to, the Group, or (ii) a member of the Board.  Notwithstanding the foregoing, the vesting of the Restricted Shares may be accelerated pursuant to Sections 7.2, 7.3, 7.4, 7.5 and 7.6 of the Plan.

13.           Restriction on Transfer of Award.  Unless otherwise permitted by the Administrator, the Award is non-transferable.  In addition, the Award shall not be assigned, negotiated, pledged or hypothecated in any way (except as provided by law or herein), and the Award shall not be subject to execution, attachment or similar process.  Upon any attempt to transfer the Award or in the event of any levy upon the Award by reason of any execution, attachment or similar process contrary to the provisions hereof, such transfer shall be void and of no effect and the Corporation shall have the right to disregard the same on its books and records and to issue “stop transfer” instructions to its transfer agent.

14.           Rights as a Stockholder.  The Participant shall have no rights as a shareholder with respect to the Restricted Shares covered by the Award unless and until the restrictions on such Restricted Shares have lapsed in accordance with the terms of this Agreement and the Plan and the Participant has become the holder of record of the Ordinary Shares, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any Ordinary Shares, except as otherwise specifically provided for in the Plan.

15.           Provisions of Plan Control.  This Agreement is subject to all of the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Administrator and as may be in effect from time to time.  The Plan is incorporated herein by reference.  If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly.

16.           Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the Award (other than any documents expressly contemplated herein or in the Plan) and supersedes any prior agreement between the Corporation and the Participant with respect to the Award.

17.           No Obligation to Continue Employment or Service.  This Agreement is not an agreement of employment or service.  This Agreement does not guarantee that the Group will employ or retain the Participant for any specific time period, nor does it modify in any respect the Group’s right to terminate or modify the Participant’s employment or service or compensation.

18.           Notices.  Every notice or other communication relating to this Agreement shall be in writing, and shall be mailed to or delivered to the party for whom it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided, provided that, unless and until some other address be so designated, all notices or communications by the Participant to the Corporation shall be mailed or delivered to the Corporation at 9/F, Tower C, Corporate Square, 35, Financial Street, Xicheng District, Beijing China, 100033 and all notices or communications by the Corporation to the Participant may be given to the Participant personally or may be mailed to the Participant at the Participant’s last known address, as reflected in the Corporation’s records.  Any notice so addressed shall be deemed to be given: (i) if delivered by hand, on the date of such delivery; (ii) if mailed by courier or by overnight mail, on the first business day following the date of such mailing; and (iii) if mailed by registered or certified mail, on the third business day after the date of such mailing.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

CHINA FINANCE ONLINE CO. LIMITED

By: ______________________________________________
Authorized Officer

__________________________________________
XXXX

APPENDIX B:

RESTRICTED STOCK ISSUANCE AND ALLOCATION AGREEMENT
2007 EQUITY INCENTIVE PLAN

THIS RESTRICTED STOCK ISSUANCE AND ALLOCATION AGREEMENT (this “Agreement”) is entered into as of ______, 2014 (the “Grant Date”) by and between Modern Platinum Limited, a company incorporated in the British Virgin Islands (“BVI Company A”), East Premier Investment Limited, a company incorporated in the British Virgin Islands (“BVI Company B”), China Finance Online Co. Ltd., a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China (“China Finance”) and Zhiwei Zhao, the chief executive officer of China Finance who represents the employees of China Finance who are eligible for the 2007 Equity Incentive Plan (each an “Employee,” and collectively, the “Employees”).

R E C I T A L S

A.          China Finance desires to incentivize its management team by providing them an opportunity to participate in the growth in value of equity of China Finance by owning equity of China Finance and thereby enhance shareholder value of China Finance.

B.           The Board of Directors of China Finance desires to grant the Employees restricted stock awards covering common shares of China Finance (the “Common Shares”) under the 2007 Equity Incentive Plan of China Finance (the “Plan”) which is incorporated by reference herein.

C.           In order to bind the Employees together certain of the Common Shares shall be held in an entity controlled by the Employees on behalf of and for the benefit of the Employees.

D.           BVI Company B has been formed to hold certain of the restricted Common Shares on behalf of and exclusively for the benefit of the Employees.

E.            BVI Company B is 100% owned by BVI Company A.

F.            BVI Company A is 100% owned by Zhiwei Zhao, BVI Company A’s sole director, who will transfer the designated number of common shares of BVI Company A to the Employees once such Employees are determined to be eligible for the Plan.

G.           Employees who are eligible for the Plan include (1) those who are employed by China Finance on the date this Agreement is entered into; and (2) those who are employed by China Finance after this Agreement is entered into, including those who are employed as successors to employees eligible for the Plan who cease to be employed by China Finance.

H.           The Plan and this Agreement focus on the performance of the Employees as a team, as represented by BVI Company B, on an integral basis with an aim to achieve the performance targets set by China Finance.  Therefore, the constitution of the Employees as a team, which includes, but is not limited to, the number and various positions of Employees eligible for the Plan, and any change in such constitution, shall not affect the implementation of the Plan and this Agreement provided that at least one of the Employees eligible for the Plan continues to be employed by China Finance during the Vesting Term (as defined below) of the Plan.

AGREEMENT

In consideration of the mutual covenants herein contained, the parties agree as follows:

1.           Issuance of Common Shares.  Subject to the terms and conditions of this Agreement and of the Plan, China Finance shall issue to BVI Company B 1,099,555 Common Shares (equivalent to approximately 219,911 ADRs) upon such Common Shares becoming activated and vested in accordance with this Agreement and the Plan.  Such to-be-issued Common Shares, together with the 1,900,445 Common Shares that were issued to C&F International Holdings Limited, a company incorporated in the British Virgin Islands (“C&F”), pursuant to the Initial Grant and which should have been forfeited to China Finance in accordance with the terms of the Initial Grant but which shall be transferred by C&F to, and thereafter held by, BVI Company B (i.e., collectively, 3,000,000 Common Shares, equivalent to approximately 600,000 ADRs), shall collectively be referred to herein as, the “Granted Shares”.

2.           Vesting and Forfeitures.

(a)           Vesting Term.  The Granted Shares shall become activated and vest during the period commencing on the Grant Date and ending on December 31, 2016 (the “Vesting Term”) based on China Finance’s achievement of any of the following performance targets:

(i)           The non-GAAP earnings of China Finance (as determined by China Finance’s auditors in accordance with past practices) reaches USD8,000,000 by December 31, 2014, USD15,000,000 by December 31, 2015, or USD30,000,000 by December 31, 2016;

(ii)          The number of accounts on China Finance’s online investment and trading platform reaches 1,000,000 by December 31, 2015 or 2,000,000 by December 31, 2016; or

(iii)         On or prior to December 31, 2016, any of China Finance, its subsidiaries or Affiliates (including variable interest entities) acquires by investment, merger, acquisition, new application or otherwise, twenty percent (20%) or more of the ultimate control (directly or indirectly) of an enterprise holding a securities license (or securities brokerage license or online securities brokerage license) in the People’s Republic of China.

(b)           Forfeitures.  Any forfeiture of Granted Shares will be effected by China Finance in such manner and to such degree as the Administrator (as defined in the Plan), in its sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan).  To enforce any restrictions on the Granted Shares, the Administrator may require BVI Company A (or cause BVI Company B) to deposit the certificates representing the Granted Shares, with stock assignments or other transfer instruments approved by the Administrator endorsed in blank, with China Finance or an agent of China Finance to hold in escrow until the restrictions have lapsed or terminated.  The Administrator may also cause a legend or legends referencing the restrictions be placed on the certificates.

3.           Allocation of Granted Shares to Employees.  Subject to the terms and conditions of this Agreement, the Granted Shares held by BVI Company B shall be held by it on behalf of and exclusively for the benefit of the Employees in the amounts designated by China Finance.

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4.           Allocation of Common Shares of BVI Company A.  Subject to the terms and conditions of this Agreement, BVI Company A hereby allocates to Zhiwei Zhao common shares of BVI Company A (the “Allocated BVI Shares”) in an amount designated by China Finance.  Mr. Zhao agrees to transfer a portion of the Allocated BVI Shares to the Employees in amounts determined by China Finance once such Employees are designated to participate in the Plan.

5.           Termination of Employment.

(a)           If Zhiwei Zhao voluntarily ceases to be employed by China Finance before the expiration of the Vesting Term, (i) any vested Granted Shares held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares will be nonforfeitable and Mr. Zhao will continue to hold the corresponding Allocated BVI Shares and (ii) any unvested Granted Shares corresponding to Mr. Zhao’s Allocated BVI Shares will be allocated to Mr. Zhao’s successor to the chief executive officer position of China Finance subject to the continued activation and vesting requirements of this Agreement and all of Mr. Zhao’s corresponding Allocated BVI Shares will be forfeited to Mr. Zhao’s successor to the chief executive officer position of China Finance as of the termination date, without payment by Mr. Zhao’s successor of any amount with respect to the Granted Shares or Allocated BVI Shares.  Mr. Zhao’s successor will then be subject to the provisions of this Agreement as if the successor were Mr. Zhao and to such other terms and conditions established by China Finance or BVI Company A.  Any further successor to the chief executive officer position of China Finance who holds Allocated BVI Shares during the Vesting Term will be subject to the provisions of this Agreement as if the successor were Mr. Zhao and to such other terms and conditions established by China Finance or BVI Company A.  If Mr. Zhao involuntarily ceases to be employed by China Finance before the expiration of the Vesting Term, Section 5(b) will govern the treatment of Mr. Zhao’s Allocated BVI Shares and the Granted Shares corresponding to Mr. Zhao’s Allocated BVI Shares.  For purposes of this Agreement, Mr. Zhao, for the period of time in which he serves as chief executive officer of China Finance, and any successor to the chief executive officer position of China Finance during the Vesting Term shall be referred to as the “Chief Executive Officer.”

(b)           If Employee is a Core Team Member and involuntarily ceases to be employed by China Finance before the expiration of the Vesting Term, 100% of the Granted Shares corresponding to Employee’s Allocated BVI Shares will immediately vest and become nonforfeitable upon termination of employment, regardless of whether such Granted Shares have been activated or not and Employee will continue to hold the corresponding Allocated BVI Shares; provided that (except in the case of the Chief Executive Officer) if Employee is dismissed by China Finance by reason of Employee’s action or inaction resulting in material damages to and the interests of China Finance, the Employee’s Allocated BVI Shares will be immediately forfeited to the Chief Executive Officer of China Finance without payment by the Chief Executive Officer of any amount with respect to the Allocated BVI Shares regardless of whether the corresponding Granted Shares have been activated or not.  If Employee voluntarily ceases to be employed by China Finance, all of the Employee’s unvested Allocated BVI Shares will be forfeited to the Chief Executive Officer as of the termination date, without payment by the Chief Executive Officer of any amount with respect to the unvested Allocated BVI Shares regardless of whether the Granted Shares corresponding to the Employee’s unvested Allocated BVI Shares have been activated or not.  Any forfeiture will be effected by the Chief Executive Officer of China Finance in such manner and to such degree as the Chief Executive Officer, in his or her sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan).

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(c)           If Employee is not a Core Team Member and ceases to be employed by China Finance for any reason before the expiration of the Vesting Term, all of the Employee’s Allocated BVI Shares will be forfeited to the Chief Executive Officer as of the termination date, without payment by the Chief Executive Officer of any amount with respect to the Allocated BVI Shares regardless of whether the Granted Shares corresponding to the Employee’s Allocated BVI Shares have been activated or not.  Any forfeiture will be effected by the Chief Executive Officer of China Finance in such manner and to such degree as the Chief Executive Officer, in his or her sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan).

6.           Definitions.

(a)           “Core Team Member” refers to the key personnel nominated by the Chief Executive Officer of China Finance and recognized by the Board of Directors of China Finance.

(b)           “Initial Grant” shall mean the issuance of Common Shares to BVI Company B pursuant to the Restricted Stock Issuance and Allocation Agreement, dated as of July 2, 2007, by and between Fenghua International Limited, a company incorporated in the British Virgin Islands, C&F, China Finance and Zhiwei Zhao.

7.           No Assignment or Transfer of Granted Shares that are Unvested; Shareholder Rights.  Except as otherwise provided for in this Agreement, Granted Shares that have not vested and been activated may not be sold, pledged or otherwise transferred.  Granted Shares that have vested and have been activated may be sold, pledged or otherwise transferred.  BVI Company B will have all shareholder rights with respect to the Granted Shares held by BVI Company B, except that it will not have any voting rights unless and until such Granted Shares have vested and been activated.

8.           No Assignment or Transfer of Allocated BVI Shares Prior to the Vesting of Corresponding Granted Shares; Shareholder Rights.  Except as otherwise provided in this Agreement, the Allocated BVI Shares may not be sold, pledged or otherwise transferred until the corresponding Granted Shares have been activated and vested pursuant to the terms of this Agreement.  The Employees holding the Allocated BVI Shares will have all shareholder rights with respect to the Allocated BVI Shares, except that they will not have any voting rights unless and until the corresponding Granted Shares have vested and been activated.

9.           Governing Law.  This Agreement and all determinations made and actions taken pursuant hereto shall be governed by the laws of the Hong Kong Special Administrative Region, People’s Republic of China.

10.         Taxes.

(a)           BVI Company B shall be liable for any and all taxes, including withholding taxes, arising out of the issuance or the vesting of the Granted Shares hereunder.  In the event that China Finance is required to withhold taxes as a result of the issuance or vesting of the Granted Shares, or subsequent sale of the Granted Shares, BVI Company B shall surrender a sufficient number of whole Granted Shares or make a cash payment as necessary to cover all applicable required withholding taxes and required social security insurance contributions at such time at which such withholding obligations of China Finance arise, unless alternative procedures for such payment are established by China Finance.  BVI Company B will receive a cash refund for any fraction of a surrendered Granted Share not necessary for required withholding taxes and required social security insurance contributions.

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(b)           Regardless of any action China Finance takes with respect to any or all income tax, social security insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), BVI Company B acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by it is and remains BVI Company B’s responsibility and that China Finance (i) makes no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this issuance of Granted Shares, including the vesting of the Granted Shares or the subsequent sale of the Granted Shares; and (ii) does not commit to structure the terms or any aspect of this issuance of Granted Shares to reduce or eliminate BVI Company B’s liability for Tax-Related Items.  When the withholding obligation of China Finance on BVI Company B’s tax liabilities arises, BVI Company B shall surrender a sufficient number of whole Granted Shares or pay China Finance any amount of Tax-Related Items that China Finance may be required to withhold as a result of BVI Company B’s participation in the Plan or BVI Company B’s receipt of Granted Shares that cannot be satisfied by the means previously described.  China Finance may refuse to deliver the Granted Shares if BVI Company B fails to comply with BVI Company B’s obligations in connection with the Tax-Related Items.

(c)           Each Employee shall be liable for any and all taxes, including withholding taxes, arising out of the issuance or the vesting of the BVI Allocated Shares to such Employee hereunder.  In the event that BVI Company A is required to withhold taxes as a result of the issuance or vesting of the BVI Allocated Shares, or subsequent sale of the BVI Allocated Shares, the applicable Employee shall surrender a sufficient number of whole BVI Allocated Shares or make a cash payment as necessary to cover all applicable required withholding taxes and required social security insurance contributions at such time at which such withholding obligations of BVI Company A arise, unless alternative procedures for such payment are established by BVI Company A.  The applicable Employee will receive a cash refund for any fraction of a surrendered BVI Allocated Share not necessary for required withholding taxes and required social security insurance contributions.

(d)           Regardless of any action BVI Company A takes with respect to any or all Tax Related Items, each Employee acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by the Employee is and remains the Employee’s responsibility and that BVI Company A (i) makes no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this issuance of BVI Allocated Shares, including the vesting of the BVI Allocated Shares or the subsequent sale of the BVI Allocated Shares; and (ii) does not commit to structure the terms or any aspect of this issuance of BVI Allocated Shares to reduce or eliminate the Employees’ liability for Tax-Related Items.  When the withholding obligation of BVI Company A on an Employee’s tax liabilities arises, the Employee shall surrender a sufficient number of whole BVI Allocated Shares or pay BVI Company A any amount of Tax-Related Items that BVI Company A may be required to withhold as a result of the Employee’s participation in the Plan or Employee’s receipt of BVI Allocated Shares that cannot be satisfied by the means previously described.  BVI Company A may refuse to deliver the BVI Allocated Shares if an Employee fails to comply with Employee’s obligations in connection with the Tax-Related Items.

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11.           Plan Information.  BVI Company B acknowledges that it has received copies of the Plan and the Plan prospectus from China Finance and agrees to receive stockholder information, including copies of any annual report, proxy statement and periodic report, from China Finance’s website at www.chinafinanceonline.com.  BVI Company B acknowledges that copies of the Plan, Plan prospectus, Plan information and stockholder information are available upon written or telephonic request to (86) 10 5832 5288.

12.           Entire Agreement; Amendment of this Agreement.  The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the parties with respect to the subject matter hereof, and may not be modified adversely to a party without the affected party’s written consent.  In the event of any conflict between the terms and provisions of the Plan and this Agreement, the Plan terms and provisions shall govern.  Certain other important terms governing this Agreement are contained in the Plan.

13.           Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon delivery to the party at its address then on file with China Finance.

14.           Severability.  If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of this Agreement shall be enforceable in accordance with its terms.

15.           Interpretation of this Agreement.  All determinations and interpretations of this Agreement and any other documentation related to this Agreement will be made by the Administrator, whose determination on these matters will be final and binding on all parties.

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

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CHINA FINANCE ONLINE CO. LTD.

By:
Name: Rongquan Leng
Its: Director on the Compensation Committee

MODERN PLATINUM LIMITED

By:
Name: Zhiwei Zhao
Its: Sole Director

EAST PREMIER INVESTMENT LIMITED

By:
Name: Zhiwei Zhao
Its: Sole Director

ZHIWEI ZHAO

Signature:
Printed Name: Zhiwei Zhao

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